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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Information contained in this discussion is given as of October 27, 2004, unless otherwise indicated.

Corporate Overview

        Noranda is a leading copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 15,000 people at its operations and offices in 18 countries and is listed on both the New York and Toronto Stock Exchanges under the symbol "NRD".

        Noranda's goal is to deliver superior return to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in zinc and aluminum assets.

Financial Summary

        The Company's functional and reporting currency was converted to U.S. dollars on July 1, 2003. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	($ millions, except per share data)
Results of operations
Revenues	1,716	1,165	5,063	3,333
Income generated by operating assets(1)	377	51	1,015	172
Net income (loss)	133	18	393	(32)
Net income (loss) per common share
— basic	$0.43	$0.04	$1.27	$(0.22)
— diluted	$0.42	$0.04	$1.25	$(0.22)
Cash flow
Cash flow from operations	290	204	807	347
Capital Investments
Investment in growth projects	132	94	322	225
Sustaining capital expenditures	57	96	137	178
Financial position — as at	Sept. 30, 2004	Dec. 31, 2003
Cash, cash equivalents and short-term investments	692	630
Operating capital assets	4,817	4,765
Development projects	1,021	973
Total assets	9,018	8,328
Long-term debt	2,714	2,893
Shareholders' equity	2,922	2,597
Net-debt-to-total-capitalization ratio(2)	38%	43%
(1)
Defined as net income before interest, corporate and general administration, research, development and exploration, minority interest, taxes, restructuring costs and other income. While not defined under generally accepted accounting principles ("GAAP"), management feels that it reflects the earnings contribution from those assets currently in operation, excluding development projects and is useful information for our shareholders. Income generated from operating assets should not be considered as an alternative to "net income" as determined under GAAP.

(2)
The "net-debt-to-total-capitalization" measure is not defined under GAAP. Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under GAAP. "Net debt to total capitalization" can be calculated as follows:

		Sept. 30, 2004	Dec. 31, 2003
		($ millions)
Long-term debt		2,714	2,893
Debt due within one year		408	431
Cash, cash equivalents and short-term investments		(692)	(630)

Net debt	(1)	2,430	2,694

Interests of other shareholders		1,126	919
Shareholders' equity		2,922	2,597

Stockholders' interests (equity)	(2)	4,048	3,516

Net debt plus equity	(3)=(1)+(2)	6,478	6,210

Net-debt-to-total-capitalization ratio	(1)/(3)	38%	43%

Financial Profile

        Noranda's consolidated assets totalled $9.0 billion as at September 30, 2004 compared with $8.3 billion at the end of 2003. The increase is primarily due to the investment of additional capital in advancing brownfield expansion development projects as well as increased inventory investment due to the rise in metal prices and higher cash generated from operations. Total revenues for the first nine months of 2004 totalled $5.1 billion compared to $3.3 billion in the same period of 2003. The increase was mainly due to higher metals prices and higher production volumes as a result of the successful completion of several brownfield expansion initiatives.

CORPORATE DEVELOPMENTS

        In mid June, Noranda's Board of Directors announced that it had commenced a review of various opportunities of maximizing shareholder value after receiving several expressions of interest in the Company from potential acquirors. At that time, a special committee of Directors was established to oversee the review and the Board retained the services of CIBC World Markets as financial adviser.

        On September 24, Noranda and China Minmetals Corporation ("Minmetals") announced that they had entered into exclusive negotiations concerning a preliminary proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda.

        Following a comprehensive review by a Special Committee of the Board of Directors of Noranda of a number of proposals from various parties over the past several months, Noranda granted Minmetals exclusivity to complete its due diligence and negotiate definitive agreements. Minmetals' proposal contemplates that the transaction would be completed by way of a plan of arrangement and voted on by all Noranda common shareholders.

        This proposal is subject to a number of conditions including government approvals, successful completion of due diligence, negotiation and execution of definitive transaction and financing agreements.

        Minmetals' preliminary proposal reflected a small premium to the trading level of Noranda's common shares during the period prior to the September 24 announcement. Minmetals' preliminary proposal consists substantially of cash, as well as the distribution to shareholders of certain Noranda holdings, principally consisting of its aluminum business. Details of the terms of any final proposal will be disclosed upon signing of definitive agreements.

        The preliminary proposal made by Minmetals is non-binding and there can be no assurance that a transaction will proceed. It is expected that, should the period of exclusivity lead to a definitive agreement, there could be non-completion fees payable to Minmetals under certain circumstances.

        On October 4, 2004, Noranda and Century Aluminum Company announced that their respective subsidiaries had completed the acquisition of Kaiser Aluminum's Gramercy alumina refinery in Gramercy, Louisiana, and Kaiser's related bauxite mining assets in Jamaica. Century and Noranda each paid $11.5 million for their respective 50% interest. The transaction was previously announced in July when a bankruptcy court approved Century and Noranda as the successful bidders for these Kaiser assets. This addition of bauxite mining and alumina refining assets provides Noranda with the benefits of a fully-integrated aluminum business and complements the continuing ramp-up of its recently-modernized aluminum foil business. Prior to the completion of the acquisition, the alumina needs of the New Madrid smelter, an aluminum reduction smelter in New Madrid, Tennessee, with a capacity of 250,000 tonnes annually, were provided by Gramercy under a contract extending until 2010. The smelter has procured substantially all of its alumina requirements from the Gramercy alumina refinery due to the Mississippi River location of the New Madrid smelter and the Gramercy refinery, which facilitates logistics and transportation.

FINANCIAL RESULTS

        Net income was $133 million or $0.43 per basic common share and $0.42 per diluted common share for the three months ended September 30, 2004. This compares with a net income of $18 million or $0.04 per basic and diluted common share in the same period of 2003. For the first nine months of 2004, net income amounted to $393 million or $1.27 per basic common share and $1.25 per diluted common share. This compares with a net loss for the first nine months of 2003 of $32 million, or a loss of $0.22 per basic and diluted common share.

        Earnings per share are calculated as follows:

	Third Quarter		Nine Months
	2004	2003	2004	2003
	(US$ millions, except per share information)
Net income (loss)	$133	18	393	(32)
Deduct
Preferred share dividends	5	8	15	20
Interest on convertible debentures	—	—	2	2

Income (loss) available to common shareholders — basic	$128	10	376	(54)

Impact of convertible debentures	1	—	3	—

Income (loss) available to common shareholders — diluted	$129	10	379	$(54)

Basic weighted average number of shares — 000s	296,495	252,303	296,114	250,671
Diluted weighted average number of shares — 000s	304,116	252,638	303,735	250,671

Basic earnings (loss) per common share	$0.43	$0.04	$1.27	$(0.22)

Diluted earnings (loss) per common share	$0.42	$0.04	$1.25	$(0.22)

        For both the third quarter and first nine months of 2004, higher metal prices and increased sales volumes in the copper and nickel businesses were the main contributors to improved results. These were offset slightly by the effect of a stronger Canadian dollar on costs.

	Realized Prices Nine Months
Metal Prices			Y-O-Y Change
	2004	2003
	(US$ per pound)
Copper	1.25	0.78	60%
Nickel	6.39	3.99	60%
Zinc	0.51	0.41	24%
Aluminum	0.82	0.67	22%
Lead	0.42	0.25	68%

        Revenues were approximately 50% higher compared to the third quarter and first nine months of 2003. The increase was attributable to higher metal prices and increased copper, primary aluminum and aluminum foil sales volumes, as new capacity in these areas ramp up to full production.

        The higher cost of operations in 2004 was attributable to the higher levels of operations at the Canadian copper facilities and the ramp-up of new production capacity in the Copper and Aluminum businesses. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs.

        The cost to purchase raw materials was higher for both periods in 2004 compared to 2003 as a result of increased feed requirements at the expanded Altonorte smelter, full operations at the Canadian metallurgical facilities and higher metal prices which increased the cost to purchase third-party material.

REVIEW OF OPERATIONS

Copper

        The Copper business generated income from operating assets of $232 million in the third quarter, exceeding last year's comparable result of $20 million. Revenues for the quarter reflect the business's recently-expanded production capacity and a build-up in inventories during the second quarter of 2004 which were realized in the third quarter of 2004. The average LME price for copper, excluding premiums, was $1.29 per pound for the quarter, more than 60% higher than the third quarter of 2003. The Company's integrated cost to produce a pound of copper in its Copper business was $0.43 per pound in the third quarter and $0.37 for the first nine months of 2004.

  •
  Mined production of 120,376 tonnes exceeded last year's level by 42%. Three of the mines recorded higher year-over-year output as the Antamina mine extracted higher grade material and increased production by 77%, performance of the new Collahuasi concentrator continued to exceed expectations and the completion of the crusher expansion at Lomas Bayas permitted higher production throughout the quarter.

  •
  At the Altonorte smelter, copper anode production of 56,469 tonnes was 22% lower than for the same period during the previous year due to reduced production following a fire at the concentrator dryer. Sulphuric acid production also decreased approximately 6%. Prices for sulphuric acid in South America strengthened further over the second quarter of 2004 with some reported spot market sales conducted at the $80-$85 per tonne level.

  •
  Copper cathode production of 94,137 tonnes from the Canadian metallurgical facilities was 2% lower than in 2003. The Kidd Creek smelter was back on line at the end of June and has recovered most of the lost production in the third quarter of 2004.

  •
  In the fourth quarter of 2004, mine copper production is expected to exceed that of the previous three quarters and total 440,000 tonnes for the year, a 20% increase over 2003.

Nickel

        The Nickel business generated income from operating assets of $146 million for the quarter, an increase of more than 200% over the comparable period of 2003, while the average LME nickel price of $6.35 per pound was 49% higher. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.69 and $3.58, respectively.

  •
  Mined nickel production totalled 13,768 tonnes during the quarter compared to 11,252 in the third quarter of 2003. Higher tonnage contributed to the increase in output.

  •
  At the Sudbury smelter, nickel-in-matte production in the third quarter of 2004 was 8,606 tonnes compared to 11,373 tonnes in the same period of 2003. Following an eight-week maintenance shutdown that began on June 14, 2004, the smelter start-up took place as planned in early August 2004.

  •
  The Nikkelverk refinery produced 15,994 tonnes of refined nickel compared to 15,912 tonnes in the third quarter of 2003.

  •
  The 2004 forecasts are for 44,500 tonnes of mined nickel production from INO, 28,000 tonnes of ferronickel from Falcondo and 72,000 tonnes of refined nickel production from Nikkelverk.

Zinc

        The Zinc business reported a loss of $3 million from operating assets in the quarter compared to a loss of $8 million in 2003. The third quarter is the period during which the zinc business unit conducts planned maintenance shutdowns. Cash generated in these operations was $14 million for the three months and $58 million for the nine-month period, compared to $27 million and a negative cash flow of $8.3 million in 2003, respectively. The improved results were attributed to higher zinc and by-product prices, including lead, silver and copper, as well as lower operating costs at the Bell-Allard mine. The LME zinc price averaged $0.44 per pound in the quarter and $0.47 for the first nine months of 2004. These compare with $0.37 for the third quarter and $0.36 for the first nine months of 2003. Noranda's mining cash cost to produce a pound of zinc was $0.28 per pound in the third quarter and $0.32 for the first nine months of 2004.

  •
  Mined production totalled 97,778 tonnes of contained zinc. The Bell-Allard mine's last day of mining was October 15th, after establishing a record production rate in September.

  •
  The Brunswick Smelter produced 4,549 tonnes of lead metal due to the 10-week seasonal shutdown during the quarter. The start-up was also delayed 10 days when problems were encountered with the heat exchangers in the acid plant.

  •
  The CEZinc refinery produced 70,637 tonnes during the quarter. Year-to-date production is 209,849 tonnes.

  •
  The estimated mine production for the full year of 2004 is unchanged at 370,000 tonnes of contained zinc.

Aluminum

        The Aluminum business generated income from operating assets of $20 million in the quarter compared to $1.0 million reported in the third quarter of 2003. Contributing to the results were higher production, increased sales volumes across all product lines, mid-west price premiums which are at a 7-year high and increased margins on value-added products. Partially offsetting these positive factors were higher year-over-year energy costs. The average LME aluminum price improved 19% year-over-year to average $0.77 for the quarter. Noranda's net cash cost per pound of aluminum was $0.58 in the third quarter and the first nine months of 2004.

  •
  The primary smelter increased shipments to 60,890 tonnes from 58,562 tonnes in the third quarter of 2003. Value-added product sales continues to grow and accounted for 89% of total shipments in the quarter and 83% for the first nine months of 2004 compared to 69% for the first nine months of 2003.

  •
  Shipments of foil products were up 12% over last year's third quarter to total 43,658 tonnes, reflecting strong demand across all product lines. The market improvement coincides with the continuing ramp-up at the Huntingdon West plant.

  •
  For the full year of 2004, shipments of primary aluminum and foil products are expected to total 251,000 tonnes and 176,000 tonnes, respectively.

Integrated Operations

        As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities, which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its ore. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realizes incremental treatment revenues. These revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry as demonstrated on the following table:

	Copper (Integrated)		Nickel (Integrated)		Zinc (Mining)		Aluminum(1) (Smelting)
	Q3-04	Q3-03	Q3-04	Q3-03	Q3-04	Q3-03	Q3-04	Q3-03
	$ millions, except as noted
Cost of operations, as reported	220	191	139	148	31	44	69	63
Non-mining costs	—	—	—	—	(25)	(10)	—	—
By-product and processing credits	(128)	(122)	(53)	(31)	(18)	(26)	(20)	(11)
Processing fee on sale of concentrates	31	24	—	—	32	27	—	—
Purchases of raw materials	—	—	—	—	—	—	27	21
Other operating and non-cash costs	(10)	(6)	55	5	32	17	2	3

Cash costs — net	113	87	141	122	52	52	78	76

Volumes — (000s lbs.)(2)	265,243	189,913	46,740	40,884	182,206	181,671	134,240	129,107
Cash cost per pound — $*	0.43	0.46	3.02	2.98	0.28	0.29	0.58	0.59

(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q3-04 totals $105 (Q3-03 $96), which includes foil processing and other costs of $36 (2003 — $33).

(2)
Volumes as shown are based on production, except for Aluminum business, which represent shipments of primary aluminum.

*
While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

        The price paid to suppliers of custom feed ores varies with the prevailing price of metals being treated and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

New Production Capacity Under Development and Projects Update

Nickel

        After the first nine months, the Nickel Rim South project is progressing on schedule and within budget. Site preparation, services and development of electrical systems are on schedule for completion at the end of 2004. Both vent shaft and main shaft construction programs are on track, with expected shaft sinking to begin in 2005. The five-year, $368-million development program is expected to deliver initial production in 2008 with a further $185 million required to bring the mine to full production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $412 million. Including by-product credits, the mine is expected to have operating cash costs of negative $0.60 to $0.70 per pound of nickel.

        At Montcalm, the West Extension stope is ready for production and development of the East Zone is well advanced. Mine site crushing facilities have been commissioned and the commissioning of both the concentrate receiving facilities at the Sudbury Smelter and the concentrator facilities has begun. Initial concentrate production is anticipated to begin in 2004. The project is expected to be completed in February 2005. The project remains on time and on budget, and will add 8,000 to 9,000 tonnes of nickel production per year beginning in 2005.

        During the third quarter of 2004, underground and surface diamond drilling continued at Fraser Morgan. While the existing mineral resource is unchanged from the first quarter of 2004, diamond drilling from the surface, in an area approximately 450 metres northeast of the resource, intersected 36.6 metres of 2.3% nickel and 0.7% copper. The pre-feasibility study is on track for completion by year-end 2004.

        At Raglan, the optimization project continues, with detailed engineering and procurement in progress. The stage-gate approval process is expected to be completed by year-end 2004. In addition, the Company is completing a feasibility study for a 5,000 tonne-per-year expansion.

        During the quarter, Falconbridge and Barrick Gold continued to advance joint-venture documentation for the Kabanga nickel project in Tanzania.

Copper

        At Collahuasi, the ramp-up exceeded expectations and the design capacity throughput of 110,000 tonnes per day reached in June was maintained through most of the quarter. The Ujina-Rosario expansion project was completed on budget. A conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant is continuing on schedule.

        At Kidd, the start-up of the Montcalm nickel circuit in the concentrator is proceeding as planned. Operating personnel and technical support teams began commissioning in mid-October. A successful seven-week bismuth test was completed, with the refinery demonstrating the capacity to produce good quality cathode while treating anodes with over 200ppm bismuth. The test has confirmed the Metsite's capacity for 20,000 tonnes per year of Antamina bornite concentrate.

        At Mine D, work is progressing as planned. Commissioning of the ore handling system was completed during the quarter, with first ore hoisted up the shaft on July 25, 2004 — ahead of our feasibility schedule. Ramping up of waste hoisting continued in August and September and will greatly enhance both operating and development efficiency.

EXPLORATION

        Noranda's exploration group has reported encouraging results from several diamond drill programs that are in progress:

  •
  New zinc massive sulphide discovery at Matagami, Quebec.

  •
  New nickel mineralization intersected in the Fraser-Morgan area at Sudbury, Ontario.

  •
  Exploration results at Raglan, Quebec are expected to exceed those of previous years.

        In Chile, in-fill drilling is scheduled to commence on the El Morro copper/gold project during the fourth quarter.

        Underground and surface drilling continues at the Fraser Morgan nickel project in Sudbury. New mineralization has been intersected. Diamond drilling from surface, in an area approximately 450 metres northeast of the known resource, intersected 36.6 metres of 2.3% nickel and 0.7% copper:

Hole	From (m)	To (m)	Metres	% Ni	% Cu	Comments
NRD-69	1,216.7	1,252.3	35.6	1.84	0.72
Incl.	1,238.5	1,252.3	13.8	2.26	0.72
NRD-76	1,257.3	1,293.9	36.6	2.33	0.71	40 metres from NRD-69
NRD-63	1,199.5	1,227.6	28.1	2.06	0.54	70 metres from NRD-76

        The pre-feasibility study of the existing Fraser Morgan resource is on track for completion by year-end 2004.

        The Raglan exploration program wound down in mid-October after completing approximately 63,500 metres of diamond drilling. Results will be compiled over the next quarter as assay results become available. Each year, the exploration program has succeeded in discovering sufficient mineral resources that exceed Raglan's annual production. The 2004 program appears to have been particularly encouraging.

        A new mineral discovery, named "Renaissance", has been made at Matagami, Quebec, approximately seven kilometres to the southeast of Noranda's concentrator. Hole MC-04-07 intersected massive and semi-massive sulphides from 527.25 to 536.25 metres at an approximate vertical depth of 465 metres. Estimated true width of this sulphide intercept is 6.9 metres. Assays are pending. Drilling continues with two machines. The geological environment of the new mineral discovery is similar to that which hosts the recently mined out Bell-Allard deposit. (Gary Potts, P.Geo. and Grant Arnold, Geo. are the qualified persons responsible for the exploration programs at the Fraser Morgan and Matagami projects, respectively. Potts is a member of the Association of Professional Geoscientists of Ontario and Arnold is a member of the Ordre des géologues du Québec.)

        Since the end of the second quarter, Noranda has announced several new exploration initiatives with junior exploration companies in New Brunswick, Quebec and Ontario, in Canada, and in Western China and Brazil. These initiatives are aimed at leveraging the overall exploration investment and land holdings, and providing exposure to new opportunities.

        The mineral reserves and resources at our operations and projects are generally updated on an annual basis. There are no changes to report at this time.

Selected Financial Data

Summary of Annual Results (2003 to 2001)

	Year Ended December 31,
	2003	2002	2001
	(US$ millions, except per share data)
Revenues	4,657	3,873	3,978
Income (loss)	23	(414)	(68)
Basic net income (loss) per share	—	(1.79)	(0.34)
Diluted net income (loss) per share	—	(1.79)	(0.34)
Total assets	8,328	7,172	7,696
Long-term financial liabilities	2,893	3,014	2,764
Cash dividends declared
— Common shares (Cdn)	0.64	0.80	0.80
— Preferred shares series F (Cdn)	1.17	1.04	1.36
— Preferred shares series G (Cdn)	1.53	1.53	0.25
— Preferred shares series H (Cdn)	1.25	—	—

        New production which has come on stream, inefficient-capacity shutdowns, staffing reductions and increased base metal prices have enabled Noranda to continue to report quarter-over-quarter improvements in revenues and earnings over the past 21 months.

Summary of Quarterly Results (2004 to 2002)

	March 31,			June 30,			September 30,			December 31,
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2003	2002
	(US$ millions, except per share data)
Revenues	1,653	1,056	1,026	1,694	1,112	1,071	1,716	1,165	889	1,324	887
Income (loss)	153	(40)	1	107	(10)	37	133	18	(36)	55	(416)
Basic net income (loss) per share	0.50	(0.18)	(0.01)	0.34	(0.08)	0.14	0.43	0.04	(0.17)	0.18	(1.75)
Diluted net income (loss) per share	0.49	(0.18)	(0.01)	0.34	(0.08)	0.14	0.42	0.04	(0.17)	0.18	(1.75)

Liquidity and Capital Initiatives

        Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $436 million during the quarter and $1,081 million for the first nine months of 2004. Cash, cash equivalents and short-term investments was up slightly from year-end 2003 at $692 million. Total debt was $3.1 billion at the end of the period. The net debt to capitalization ratio was reduced to 38% from 43% at year-end 2003. The Company currently has $0.8 billion of undrawn committed bank lines.

        Investments in new production capacity such as the Montcalm, Nickel Rim South and Koniambo nickel projects and the Collahuasi and Kidd Mine D copper projects totalled $132 million during the quarter and $322 million for the first nine months. The Collahuasi project was completed and started commissioning during the last quarter and the first phase of the Kidd Mine D is expected to be complete before the end of the year. For 2004, the Company's projected capital investment is $685 million, including $416 million in new production capacity. The major components of the capital investment program are shown in the following table:

Business	Growth Project	2003	2004F
Copper	Altonorte smelter expansion	$15	$—
	Collahuasi mine — actual	$160	$73
	Kidd Mine D	$85	$123
Nickel	Nickel Rim South	$11	$93
	Montcalm	$13	$67
	Koniambo	$23	$60
Sustaining capital and other projects		$182	$269

Total capital investments		$489	$685

F=Forecast

        Significant future obligations of Noranda and its partially-owned subsidiaries are summarized as follows:

	Payments by Year
Nature of obligation:	Oct. to Dec. 2004	2005	2006	2007	2008	Thereafter	Total
	($ millions)
Long-term debt	28	571	385	368	219	1,536	3,107
Capital leases	—	2	2	1	1	9	15
Operating leases	8	28	23	19	15	31	124

Total	36	601	410	388	235	1,576	3,246

Market Review

        Copper:    LME copper prices averaged $1.29 per pound in the quarter as total exchange stocks remained close to their lowest level in a decade, representing less than a week of inventory. Cash prices peaked at $1.49 in October before position liquidation in some funds. Average treatment and refining charges have increased from their lows of late 2003 and early 2004. However, given Noranda's ability to treat both chemically and physically complex materials, as well as acid revenue generated by our high levels of sulphur fixation, revenue from treatment charges is not sensitive to spot price movements.

        Strong fundamentals in the copper market have caused an 80% drop in total exchange stocks since the end of last year and this heightened global demand has been primarily driven by China. This trend is expected to continue for the foreseeable future, with China's ongoing investment in basic infrastructure and domestic demand for electronic products and motor vehicles. Demand conditions in key copper consuming countries are expected to remain strong in the medium term, indicating deficit forecasts for 2004 and 2005. As a result of these conditions, combined with low levels of working stocks and exchange inventories, the price outlook moving forward remains favourable.

        Nickel:    LME nickel prices averaged $6.35 per pound in the third quarter, up from $5.70 in the second quarter.

        Pricing pressure in the nickel market has been reduced somewhat as a result of greater scrap availability, the switching into ferritic production and 200 series stainless steel, and Chinese nickel destocking. However, stainless steel demand remains strong and the high nickel alloy market continues to strengthen. Given the low level of nickel inventories, we can expect the nickel price to continue to be volatile going forward. Overall, nickel market fundamentals have been solid year to date, and we project 2004 and 2005 market deficits of 5,000 tonnes and 10,000 tonnes, respectively.

        Zinc:    During the quarter, zinc prices fluctuated between US$0.43/lb and US$0.45/lb before surging to US$0.49/lb at the end of the September on the basis of strong investment fund buying. The average for the third quarter declined US$0.02/lb to US$0.44/lb. LME stocks increased during the quarter by 5,675 tonnes to 736,600 tonnes as deliveries into the LME warehouses from unreported merchant inventories persisted.

        Most analysts are anticipating improving market fundamentals for zinc will support current price levels during the fourth quarter and into next year. Metal stocks in the hands of traders and investors are declining. After a pause in the third quarter, zinc consumption in China, India, Asia and the U.S. continues to be robust. Consumption in Japan and Europe is also showing modest growth. In China, strong domestic demand and lower export tax credits has lead to a sharp reduction in zinc metal exports such that China has become a small net importer of metal. Globally, zinc mine production is rising in response to improved price levels but concentrate availability continues to fall short of smelter demand. According to the International Lead Zinc Study Group the zinc market is forecast to be in deficit by 150,000 tonnes this year, a figure many analysts believe to be conservative.

        Aluminum:    The year to date average LME cash price of $0.76 per pound is up 19% year over year and reported inventories are down nearly 700,000 tonnes since the beginning of the year. The U.S. Midwest delivery premium has remained at approximately 7 cents per pound for the past seven months. Since the end of the quarter, the LME price has strengthened further to $0.83 per pound, as at October 21.

        The U.S. economy continues to demonstrate strength and improving consumer sentiment. Order levels for extrusion billet are very robust with spot billet premium up $0.03 to $0.04 per pound. Demand for flat rolled products continues to be very strong. In China, high spot alumina costs and rising power costs have combined to constrain Chinese metal production.

Off-balance-sheet Arrangements

        Noranda does not have any unconsolidated affiliates. The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business. Significant off-balance sheet arrangements include Canadian dollar expenditure hedges, hedges of foreign-denominated monetary items, certain commodity price hedges and interest rate hedges that qualify for off-balance sheet hedge accounting. These programs are discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

        Related party transactions for the third quarter of 2004 and 2003 are summarized as follows:

Quarter ended September 30, 2004:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	25	14	—	18	—
Noranda Income Fund	Trading activity	1	—	7	—	7
Antamina	Trading activity	—	—	42	—	31
Other Affiliates	Power Supply Contract	—	—	32	—	—
Other Affiliates	Trading activity	—	—	1	—	—

Quarter ended September 30, 2003:

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	16	12	—	11	—
Noranda Income Fund	Trading activity	1	—	15	—	8
Antamina	Trading activity	—	—	24	—	9
Other Affiliates	Power Supply Contract	—	—	31	—	—
Other Affiliates	Trading activity	—	—	1	—	—

Critical Accounting Estimates

        Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these estimates would result in material changes to these line items. The critical accounting estimates made by Noranda relate to our accounting for the following items:

  •
  Property, plant and equipment

  •
  The determination of mineral reserves

  •
  Impairment assessments of long-lived assets

  •
  Amortization of property, plant and equipment

  •
  Employee future benefits

  •
  Asset retirement obligations

  •
  The determination of taxes

Property, plant and equipment

        Included in Operating capital assets of $4.8 billion at September 30, 2004, was a Property, plant and equipment carrying value of $4.0 billion. This represents 45% of the book value of the asset base. As such, the estimates used in accounting for property, plant and equipment and the related depreciation and amortization charges are critical and have a material impact on the Company's financial condition and earnings. Property, plant and equipment and related capitalized interest and development and pre-production expenditures are recorded at cost and are subject to impairment testing as discussed below.

Determination of mineral reserves

        One of the most significant estimates which impacts the accounting for property, plant and equipment and the related depreciation and amortization, is the estimate of proven and probable ore reserves. The process of estimating reserves is complex; requiring significant assumptions, estimates and decisions regarding economic (i.e. metal prices, production costs, and exchange rates), engineering, geophysical and geological data. A material revision to existing reserve estimates could occur because of changes to any of these inputs. Changes in reserves could result in impairment of the carrying amount of property, plant and equipment and a change in amortization expense.

Impairment assessments of long-lived assets

        We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no impairment losses on long-lived assets recorded in 2003 and in 2004 to date. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and are all based on detailed life-of-mine plans. The term "recoverable minerals" refers to the estimated amount of metal that will be obtained from proven and probable ore/mineral reserves, after taking into account losses during ore processing and treatment. Significant management judgement is involved in estimating these factors, which include inherent risks and uncertainties. The assumptions Noranda uses are consistent with its internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the asset balances could have been materially impacted. If management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

        In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups, taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. All assets at a particular operation are considered together for purposes of estimating future cash flows.

Amortization of property, plant and equipment

        The Corporation generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. Mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Depletion of resource properties is provided over the estimated lives of the resources recoverable from the properties on the unit of production basis. Development and pre-production expenditures, together with certain subsequent capitalized development expenditures are amortized over periods not exceeding the lives of the producing mines and properties.

        The most critical estimates which impact the above accounting policy is the estimated quantity of proven and probable mineral reserves which is the underlying basis for the calculation of the depletion of resource properties using the unit of production method. Changes in the quantity of reserves would result in changes in amortization expense in the periods subsequent to the revision.

Employee future benefits

        Assets are valued at current market value. The expected return on plan assets, currently 7%, is based on current bond yields and expected long-term rate of return on equities. The long-term rate of return on assets assumption is reviewed on an annual basis.

        Liabilities are determined as a present value of future anticipated cash flows using a discount rate based on corporate AA bond yields at the valuation date and an inflation expectation consistent with the corporate AA bond yield curve. Differences between the estimated future results and actual future results are amortized (to the extent that the cumulative experience gain or loss is in excess of the permitted 10% corridor under Canadian GAAP) over the expected average remaining service life of the active members (EARSL). This 10% corridor represents 10% of the greater of the post-retirement benefits obligations and the fair value of plan assets. The return on assets assumption and the discount rate, salary and inflation assumptions used to value the liabilities are reviewed annually and are determined based on a consistent framework from year-to-year. The most significant risk is that the assumption will prove to be either too high or too low in the long term. It is reasonable to assume that there will be a significant variation between the assumptions (which are set within the framework of a long-term commitment) and actual experience in any one year, but are expected to produce an appropriate reflection of costs over the long-term.

        For post-employment benefits other than pensions, the discount rate is the same as for pensions. The inflation rate assumed for medical costs is based on our history of healthcare spending. The assumption for the ultimate health care trend rates relates to the overall economic trends.

        We currently estimate that a 0.5% increase or decrease in the return on assets assumption would result in a corresponding $8 million increase or decrease in annual pension expense. Changes to the return on asset assumption would have no significant effect on funding requirements, as our contributions are primarily determined based on the applicable Canadian regulatory solvency funding requirements. Under this valuation methodology, liabilities for solvency valuation are based on market bond yields and the excess of liabilities over assets must be amortized over a five-year period. We estimate that a 0.5% increase or decrease in the discount rate assumption would result in a corresponding $9 million increase or decrease in the pension expense.

Asset retirement obligations

        As a result of our mining activities, we incur legal obligations associated with the retirement of tangible long-lived assets, from the acquisition, construction, development or normal operations of those assets, which an entity is required to settle as a result of an existing or enacted law or contract. CICA 3110, which was adopted January 1, 2004, requires that, when a legal obligation is incurred, we record the fair value of our estimated asset retirement obligations and a corresponding deferred charge presented as an asset grouped with property plant and equipment. The liabilities are accreted to full value over time through a charge to earnings. The asset is depreciated over the useful life of the associated long-lived asset on a straight-line basis. The fair value of the obligation as of September 30, 2004 was $421 million.

        The fair value of these obligations are determined by discounting the projected cash flows required to settle the legal obligations at our credit adjusted risk free interest rate over the time periods over which the obligations were incurred. The future cash flows required to settle the obligations were determined by detailed engineering and environmental reviews assuming the most probable outcome based on present facts, circumstances and legislation.

        Critical estimates and judgement were made by management in the determination of the fair value of our obligation. Cash outflows to settle these obligations will be incurred during periods ranging from 1 to 62 years. Due to the combined effect of the uncertainty associated with such extended time periods, the estimated discount and inflation factors, and potential changes to applicable legislation, the fair value of our asset retirement obligations could materially change from period to period.

Income and mining taxes

        The provision or relief for income taxes is calculated based on the expected tax treatment of transactions recorded in our consolidated financial statements. The objectives of accounting for income and mining taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In determining both the current and future components of income and mining taxes, we interpret tax legislation in a variety of jurisdictions as well as make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretation differs from those of tax authorities or if the timing of reversals is not as anticipated, the provision or relief for income and mining taxes could increase or decrease in future periods. In estimating deferred income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to the amount that is more likely than not to be realized.

Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations

        Under the previous standard, costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site closure costs was charged to earnings during the life of the operations. Under the new standard, a capital asset and corresponding long-term liability equal to the present value of the legal obligation for asset retirement, at the date that the obligation arose is recorded. Provisions recorded under the prior standard are reversed to retained earnings. The capital asset is depreciated and charged to earnings on a straight-line basis over the life of the related asset. Interest on the obligation is accreted and charged to earnings. This standard is applied retroactively with restatement of prior years.

        As of January 1, 2003 the cumulative impact of the adoption of the standard was to decrease retained earnings by $27 million, increase capital assets by $70 million, increase the asset retirement obligation by $97 million, decrease future income taxes by $5 million and increase interest of other shareholders by $5 million. The adoption of the new standard reduced earnings by $1 million for the three months and $2 million for the nine months ended September 30, 2003 and reduced net income by $11 million for the year ended December 31, 2003.

Hedging relationships

        As of January 1, 2004 the Corporation adopted CICA guideline AcG 13, which establishes new standards for when hedge accounting may be applied. Under the provisions of the standard, the Corporation's interest rate hedge positions and certain energy price hedges were not eligible for hedge accounting. As a result of the implementation of this standard, on January 1, 2004 Noranda recorded a deferred mark-to-market gain of $27 million on its interest rate hedges while recording a long-term receivable and long-term payable of $67 million and $40 million, for those contracts in a gain and loss position, respectively. Of this deferred gain, $2 million and $5 million were amortized into income during the quarter and nine months ended September 30, 2004, respectively.

        The impact of this standard on our energy price positions was not material.

Financial Instruments and Other Instruments

        Noranda uses financial and other instruments in the following instances:

Foreign currency exposure

        Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Noranda hedges up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. A summary of these positions is tabled below.

					Totals as at September 30, 2004
	2004		2005 and Beyond
							Unrealized Gain/(Loss)	YTD Realized Gain/(Loss)
	Amount	Rate	Amount	Rate	Amount	Rate
	(positions are in millions of Cdn$ Gain/loss are in millions of US$)
Noranda Inc.	$54	1.5123	$236	1.5022	$290	1.5041	$36	$16
Falconbridge	$98	1.4772	$274	1.3835	$373	1.4071	$29	$38

Total	$152	1.4897	$510	1.4384	$663	1.4496	$65	$54

        Noranda may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity price exposure

        Generally, Noranda does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Noranda enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Noranda may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate management

        Noranda also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below:

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	89
(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at September 30, 2004 was $38 million of which $27 million related to the currency component of the swap and $11 million related to the interest component.

(2)
Includes the fair value of $38 million related to the cross currency interest rate swap discussed above.

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  Exhibit 99.2